C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

Ref : BC/CPP/077/08

BY AIRMAIL

26th August, 2008

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington, DC 20549
United States of America

SUPPL

[redacted]

08004860

Attn : International Corporate Finance

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2277 0286 in Hong Kong if you have any questions.

9/12

..../2

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Bessie P S Chan
Company Secretary

Encl

c.c. Ms Joanne Wang - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen / Ms Anna Jia - The Bank of New York, Hong Kong Branch (w/o encl) (via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the
SEC
dated 26th August, 2008 of
C.P. Pokphand Co. Ltd.

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Documents

Document : Announcement relating to Completion of Very Substantial Disposal
Date : 25th August, 2008
Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

(Stock Code: 43)

COMPLETION OF VERY SUBSTANTIAL DISPOSAL

The Board is pleased to announce that with all the conditions precedent set out in the Disposal Agreement having been fulfilled, completion of the Disposal took place on 22 August 2008. The CP China-CCT Agreement and CPP-CCT Agreement have taken effect simultaneously with completion of the Disposal on 22 August 2008.

References are made to the announcement of C.P. Pokphand Co. Ltd. (the "Company") dated 18 April 2008, the circular of the Company dated 27 May 2008 (the "Circular") and the SGM results announcement of the Company dated 19 June 2008 in relation to, among other things, the Disposal. Unless the context otherwise requires, capitalized terms used herein shall have the same meanings as those defined in the Circular.

Completion of Very Substantial Disposal

The Board is pleased to announce that with all the conditions precedent set out in the Disposal Agreement dated 18 April 2008 having been fulfilled, completion of the Disposal took place on 22 August 2008.

The CP China-CCT Agreement and CPP-CCT Agreement have taken effect simultaneously with completion of the Disposal on 22 August 2008.

By Order of the Board
Robert Ping-Hsien Ho
Director

Hong Kong, 25 August 2008

END